UNIFIED WESTERN GROCERS, INC.

July 14, 2005

VIA ELECTRONIC TRANSMISSION

Division of Corporation Finance

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Unified Western Grocers, Inc. – Amendment No. 2 to Registration Statement on Form S-2 (File No. 333-123220)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Unified Western Grocers, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Amendment No. 2 to Registration Statement on Form S-2 (the “Registration Statement”) to become effective at 2:00 p.m. Pacific Time on Monday, July 18, 2005, or as soon thereafter as practicable.

In connection with this request, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm that the Registration Statement has been declared effective by telephoning Kristy Palmquist of Sheppard, Mullin, Richter & Hampton LLP at (213) 620-1780. Questions or comments with respect to this request may be directed to Ms. Palmquist by telephone or by facsimile at (213) 620-1398.

Very truly yours,

/s/ Richard J. Martin
Richard J. Martin
Executive Vice President, Finance and Administration and Chief Financial Officer

cc:	Securities and Exchange Commission:
Scott Anderegg

Sheppard, Mullin, Richter & Hampton LLP:
Kristy Palmquist